Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners’ 2010 second quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The second quarter 2010 results conference call can be accessed via webcast on August 4, 2010 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE PARTNERS ANNOUNCES
SECOND QUARTER 2010 RESULTS

Hamilton, Bermuda, August 4, 2010 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP; TSX: BIP.UN) today announced its results for the quarter ended June 30, 2010, as well as those of its subsidiary, Brookfield Infrastructure L.P. (together with its subsidiaries “Brookfield Infrastructure”)1,2.

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amounts)	2010	2009	2010	2009
FFO	$52	$76	$95	$85
– per unit3	$0.49	$2.01	$0.89	$2.21
Net income	$69	$83	$27	$44
– per unit3	$0.65	$2.19	$0.25	$1.15

Brookfield Infrastructure’s funds from operations (“FFO”)4 totalled $52 million ($0.49 per unit) for the quarter ended June 30, 2010, compared to FFO of $8 million ($0.21 per unit), excluding the impact of the gain on the sale of its Brazilian transmission investment (“TBE”) in 2009.   FFO per unit, on the same basis, increased by 133% over the prior year, largely as a result of the November 2009 investment in the Prime Infrastructure recapitalization.

On an equity base of $1.8 billion, after taking into account maintenance capital expenditures, this implies an adjusted funds from operations5 (“AFFO”) yield of 9%. Brookfield Infrastructure’s utilities and fee for service businesses, generated strong yields, which were offset by its timber business,  which, although improved in the quarter, continue to operate at reduced harvest levels pending a recovery to normalized market conditions.

Adjusting for $4 million of non-recurring income in its fee for service operation, Brookfield Infrastructure’s distribution of $0.275 per unit implied a payout of 61% of FFO, at the low end of its targeted range of 60% to 70%, notwithstanding the reduced contribution from the timber operations.  Brookfield Infrastructure believes this payout ratio is at a level that provides sufficient liquidity to invest in organic growth opportunities within its business and increase its dividend at its targeted rate of 3% to 7% per annum.

Segment Performance

Brookfield Infrastructure’s utilities platform generated FFO of $32 million in the second quarter, a 113% increase over the same period in 2009, excluding the gain on the sale of TBE.  During the quarter, its fee for service platform posted FFO of $26 million compared to $nil in 2009.  The increase in Brookfield Infrastructure’s FFO in its utilities and fee for service platforms was consistent with expectations yet somewhat below Q1 primarily as a result of softer market conditions in its North American gas transmission business.

FFO from Brookfield Infrastructure’s timber operations totalled $6 million, a marked improvement over the prior year and the first quarter of 2010, but still below historical levels.  During the quarter, prices for Douglas-fir and hemlock logs increased substantially as a result of increased demand in the domestic market combined with continued strength in the Asian market, which provided pricing tension for log suppliers. Brookfield Infrastructure increased its harvest by 74% over the prior year, which reflected a dramatically reduced cut, to capitalize on these favourable market conditions. However, due to the supply response, log prices have now declined from second quarter levels, and the pricing outlook for the remainder of the year has weakened.

The following table presents both net income and FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2010	2009	2010	2009
Net income (loss) by segment
Utilities	$18	$71	$29	$75
Fee for service	3	―	12	―
Timber	3	1	6	(4)
Corporate	45	11	(20)	(27)
Net income	$69	$83	$27	$44

FFO by segment
Utilities	$32	$15	$59	$27
TBE gain	―	68	―	68
Fee for service	26	―	52	―
Timber	6	(3)	8	(1)
Corporate	(12)	(4)	(24)	(9)
FFO	$52	$76	$95	$85

“Our solid performance for the quarter reflects the successful integration of the assets we acquired in the Prime Infrastructure recapitalization. With an expanded infrastructure platform and global footprint, we are very well positioned in this economic environment and will benefit from increased demand for services provided by our businesses. In addition, there are a number of internal growth opportunities and capital investments we are pursuing to expand our asset base and increase our rate base, including expansion of our Australian rail network and U.K. ports business”, commented Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group.

Renewed and Increased Credit Facility

During the quarter, Brookfield Infrastructure completed the renewal of its revolving corporate credit facility with a syndicate of global financial institutions for a three year term.  The credit facility was increased from $200 million to $400 million and is available for investments and acquisitions, as well as general corporate purposes.  The facility will be available on a revolving basis until June 2013.  The credit facility has been structured so that Brookfield Infrastructure has the capability to manage its business so that drawings under the facility do not generate any unrelated business taxable income for unitholders.

New Distribution Reinvestment Plan

The Partnership has introduced a Distribution Reinvestment Plan (“Plan” or “DRIP”) that provides an opportunity for registered or beneficial unitholders to acquire, without paying commissions, additional units by reinvesting all or a portion of Brookfield Infrastructure’s cash distributions. Information on the new Plan can be found on the Partnership’s website under Investor Relations/DRIP.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.275 per unit, payable on September 30, 2010 to unitholders of record as at the close of business on August 31, 2010. Information on the Partnership’s declared distributions can be found on the Partnership’s website under Investor Relations/Distributions.  This distribution is eligible for reinvestment under the Partnership’s new Distribution Reinvestment Plan.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three and six months ended June 30, 2010 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *
Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners’ website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Michael Botha Senior Vice President, Finance Brookfield Asset Management Inc. Tel: 416-359-7871 Email: mbotha@brookfield.com	Media: Katherine Vyse SVP, Investor Relations and Communications Brookfield Asset Management Inc. Tel: 416-369-8246 Email: kvyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “tend”, “seeks”, “participate” “expect”, “targeting”, “positioned”, “have opportunities”, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding our ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates, future prospects for the markets for our products, and Brookfield Infrastructure’s plans for growth through internal growth and capital investments. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere, which may impact the markets for our products, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
__________________________________________________

1
The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. (“Brookfield”) and its affiliates own the remaining 41% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield’s interest can be converted into an equivalent interest in the Partnership. Financial statements for Brookfield Infrastructure and the Partnership are included in this news release.

2
Brookfield Infrastructure’s second quarter 2010 results outlined above reflect the adoption of  International Financial Reporting Standards following the recent investments in Prime Infrastructure, DBCT and PD Ports, which used IFRS as their primary basis of accounting. In addition, to assist Brookfield Infrastructure’s unitholders in evaluating the performance of its expanded operations, the results are reported according to a operating platforms, grouped according to similarities in underlying revenue frameworks: Utilities, Fee for Service and Timber.

3
Per unit FFO and per unit net income for Brookfield Infrastructure is equivalent to per unit FFO and per unit net income for the Partnership as Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the average number of units outstanding on a fully diluted weighted average basis for the second quarter of 2010 was approximately 106.7 million (Q2 – 2009 – 37.9 million).

4
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three and six months ended June 30, 2010 at www.brookfieldinfrastructure.com.

5	AFFO yield is equal to maintenance capital expenditures divided by average partnership capital, expressed on an annualized basis.

Brookfield Infrastructure L.P.
Balance Sheets

(unaudited, in millions of U.S. dollars)	As of June 30, 2010	As of December 31, 2009

Assets

Current assets
Cash and cash equivalents	$10	$58
Accounts receivable and other	29	18
Total current assets	39	76

Equity accounted investments	1,668	1,759
Property, plant and equipment	201	205
Other assets	―	4
Deferred taxes	13	13
	$1,921	$2,057

Liabilities and Partnership capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$11	$22

Corporate borrowings	―	―
Non-recourse borrowings	110	114
Deferred tax liabilities	6	7
Preferred shares	20	20
Redeemable partnership units	680	713

Partnership capital
Partnership capital	1,094	1,181
	$1,921	$2,057

Brookfield Infrastructure L.P.
Statements of Operations

	For the three-month period ended June 30		For the six-month period ended June 30
(unaudited, in millions of U.S. dollars)	2010	2009	2010	2009

Revenues	$9	$7	$18	$14
Cost of revenues	(4)	(2)	(11)	(5)
Selling, general and administrative expenses	(7)	(2)	(15)	(7)
Dividend income	―	3	―	3
Earnings from investments in associates	28	―	35	(1)
Net income before under noted	26	6	27	4
Gain on sale of investment	―	106	―	106
Interest expense	(16)	(8)	(31)	(15)
Mark to market gain (loss) on redeemable partnership units	62	13	33	(17)
Net income before income tax expense	72	117	29	78
Income tax expense	(3)	(34)	(2)	(34)
Net income for the period	$69	$83	$27	$44

Brookfield Infrastructure L.P.
Statements of Cash Flow

	For the three months ended June 30		For the six months ended June 30
(unaudited, in millions of U.S. dollars)	2010	2009	2010	2009

Operating activities
Net income	$69	$83	$27	$44
Adjustments for non-cash items:
Earnings from investments in associates	(28)	―	(35)	(1)
Deferred income tax expense	―	(4)	(1)	(4)
Depreciation expense	2	2	4	3
Mark to market loss adjustment on redeemable partnership units	(62)	(13)	(33)	17
Gain on sale of investment	―	(68)	―	(68)
Change in non-cash working capital, net	14	1	25	17
Cash (used by) provided by operating activities	(5)	1	(13)	8

Financing activities
Distributions to unitholders	(17)	(6)	(34)	(12)
Repayments on credit facilities	―	50	―	22
Repurchase of units	―	―	―	(7)
Cash used in financing activities	(17)	44	(34)	3

Investment activities
Net proceeds from hedge settlement	13	(43)	13	(9)
Acquisition of additional interest in PD Ports	(27)	―	(27)	―
Acquisition of additional interest in Brookfield sponsored infrastructure fund	(1)	―	(11)	―
Additional investment in Peterborough project	(1)	―	(1)	―
Additions to property, plant and equipment	(1)	(2)	(3)	(2)
Proceeds on sale of partial interest in Brookfield sponsored infrastructure fund	―	―	21	―
Proceeds on sale of partial interest in direct investment in DBCT	―	―	7	―
Sale of TBE	―	232	―	232
Acquisition of PPP assets	―	―	―	(3)
Cash provided by investing activities	(17)	187	(1)	218

Cash and cash equivalents
Change during the period	(39)	232	(48)	229
Balance, beginning of period	49	6	58	9
Balance, end of period	$10	$238	$10	$238

Cash interest paid	$2	$2	$4	$3

Brookfield Infrastructure Partners L.P.
Balance Sheets

(unaudited, in millions of U.S. dollars)	As of June 30, 2010	As of December 31, 2009

Assets

Equity accounted investment6	$1,113	$1,183

Liabilities and Partnership Capital

Accumulated other comprehensive income	$32	$79
Partnership capital	1,081	1,104
	$1,113	$1,183

Brookfield Infrastructure Partners L.P.
Statements of Operations

(unaudited, in millions of U.S. dollars)	For the three-month period ended June 30		For the six-month period ended June 30
	2010	2009	2010	2009

Earnings from equity accounted investment7	$11	$44	$10	$41
Net income	$11	$44	$10	$41

_____________________________________

6
Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 59% of Brookfield Infrastructure’s balance sheet.

7
Brookfield Infrastructure Partners L.P.’s (the “Partnership”) sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 59% of Brookfield Infrastructure’s balance sheet.